PARAMOUNT GOLD AND SILVER CORP.
[Stationary]

December 3, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jennifer Gallagher

Re:	Paramount Gold and Silver Corp. (the “Company”)
Form 10-K/A for the Fiscal Year Ended June 30, 2010 filed November 5, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
Form 8-K/A, Filed September 13, 2010
Form 8-k/A, Filed on November 2, 2010
Response Letter Dated September 28, 2010
File No. 001-33630

Dear Sir/Madam:

The following response is provided in connection with the Commission’s comment letter dated November 15, 2010:

The Company will respond to the Commission’s comment letter and file amended reports to the filings identified above by December 20, 2010.

Sincerely,

/s/Christopher Crupi

Christopher Crupi,  CEO